SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,252,013
	8	SHARED VOTING POWER 27,524,562
	9	SOLE DISPOSITIVE POWER 17,352,013
	10	SHARED DISPOSITIVE POWER 27,524,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,776,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,596,463
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,596,463
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,101,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

Explanatory Note

 This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends and restates in its entirety Amendment No. 11 to Schedule 13D (“Amendment No. 11”), which was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2017, which Amendment No. 11 amended and restated in its entirety the Schedule 13D and amendments thereto (“Prior Amendments”) filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel, with respect to common stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation.

Item 1. Security and Issuer.

 This statement relates to the Common Stock of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

Item 2. Identity and Background.

(a)	This statement is filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer; George Karfunkel and Leah Karfunkel are Directors of the Issuer. Leah Karfunkel and Mr. Zyskind are the co-trustees of the Michael Karfunkel Family 2005 Trust (the “MK Family Trust”).

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

 The funds used to make previous acquisitions of Common Stock reported in Amendment No. 11 and Prior Amendments were solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are the result of equity grants made to him under the Issuer’s 2010 Omnibus Incentive Plan, as amended.

Item 4. Purpose of Transaction.

 The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer and George Karfunkel and Leah Karfunkel are Directors of the Issuer. As such, the Group participates in the planning and decisions of the Board of Directors and management of the Issuer, and in such capacity may from time to time develop plans respecting, or propose

CUSIP No. 032359309	13D	Page 6 of 8 Pages

changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. The members of the Group are considering plans and proposals with respect to their investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 83,811,446 shares of Common Stock, which represents 42.7% of the Issuer’s 196,052,933 outstanding shares of Common Stock as of December 1, 2017. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 44,776,575* shares of Common Stock, which represents 22.8% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 32,438,408** shares of Common Stock, which represents 16.5% of the Issuer’s outstanding shares of Common Stock; and (iii) Leah Karfunkel beneficially owns 22,101,025*** shares of Common Stock, which represents 11.3% of the Issuer’s outstanding shares of Common Stock.

*Barry D. Zyskind, individually, owns 13,795,957 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 2,413,546 shares of Common Stock. Gevurah, a religious organization for which Mr. Zyskind is a trustee and officer and over which he shares voting power and control with two other trustees, holds 12,020,000 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 783,234 shares of Common Stock. Mr. Zyskind holds 259,276 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 15,504,562 shares of Common Stock held by the MK Family Trust.

**George Karfunkel, individually, owns 19,342,572 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 12,215,836 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 880,000 shares of Common Stock.

***Leah Karfunkel beneficially owns 19,729,562 shares of Common Stock in the MK Family Trust. She is the co-trustee of the MK Family Trust and holds shared voting and dispositive power with Mr. Zyskind of 15,504,562 of the MK Family Trust’s shares of Common Stock. ACP Re Holdings, a Delaware LLC owned 99.9% by the MK Family Trust, holds the remaining 4,225,000 of the MK Family Trust’s shares of Common Stock and Mrs. Karfunkel has sole voting and investment power over the shares held by ACP Re Holdings, LLC. The Leah Karfunkel 2016 – AMT GRAT holds 2,371,463 shares of Common Stock. Mrs. Karfunkel is the sole trustee of this grantor retained annuity trust, and has sole voting and investment power of the shares of the Common Stock held by the Leah Karfunkel 2016 – AMT GRAT.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member, with the exception of the 15,504,562 shares of Common Stock owned by the MK Family Trust over which Mr. Zyskind and Leah Karfunkel have shared voting and dispositive power and 12,020,000 shares of Common Stock owned by Gevurah, over which Mr. Zyskind shares voting and dispositive power with two other trustees.

(c)	On September 20, 2017, Mr. Zyskind gifted 100,000 shares of Common Stock to an unrelated third party. On October 20, 2017, the Leah Karfunkel 2016 – AMT GRAT distributed an annuity

CUSIP No. 032359309	13D	Page 7 of 8 Pages

payment by its terms, in the amount of 151,073 shares of Common Stock, to Mrs. Karfunkel directly. On December 5, 2017, Mrs. Karfunkel gifted 151,073 shares of Common Stock to certain of her grandchildren.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Mr. Zyskind executed a Limited Power of Attorney as authorized by the MK Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held by ACP Re Holdings, LLC.

Item 7. Material to Be Filed as Exhibits.

 Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

 Exhibit 99.2 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, filed July 30, 2015).

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 December 5, 2017

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel